Resin Systems Inc.

Management’s Discussion and Analysis

On August 10, 2005, Resin Systems Inc. (the “Company”) restated its consolidated financial statements for the year ended December 31, 2004 to reflect the funding received from government assistance as a liability of $498,263 rather than a reduction in operating expenditures.  This Management’s Discussion and Analysis has been revised to reflect the restatement. This Management’s Discussion and Analysis (“MD&A”) for Resin Systems Inc. (the “Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the quarter ended March 31, 2005 and the audited consolidated financial statements and related notes for the year ended December 31, 2004 and the interim consolidated financial statements for March 31, 2004.  The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) unless specifically stated.  The reporting and measurement currency in the audited consolidated financial statements and in this MD&A is in Canadian dollars, unless otherwise stated.

These interim statements have not been reviewed by the Company’s auditors, KPMG LLP.

This MD&A is dated August 10, 2005.

Overview

The Company commenced business in mid-1995 with an initial focus on proprietary polyurethane based industrial coatings. Through its research and development activities, the Company discovered that a particular formulation would better serve as resin for polyurethane based composites.  This resin system was patented and commercialized and is now being sold under the proprietary name Version™. In 2004, the company expanded the focus on RS Technologies (“RS”), the operating division of Resin Systems Inc. (“RSI”), operates in the composite material products industry.  RS provides engineered solutions that are developed for its proprietary input materials, equipment and processes.  The foundation for these solutions is based on the company’s patented Version™ polyurethane resin, which is being built upon continuously through additional patent pending and trade secret knowledge.

The RS Business – Summary

RS’ engineered solutions are developed and then implemented in three distinct technology platforms; namely, filament winding, pultrusion and moulding.  Each of these platforms is unique in process, equipment and materials application.  The utilization of our proprietary Version™ resin in each of these platforms requires uniquely specialized equipment and application.  Once created, these specialized solutions create new proprietary applications which result in significant competitive advantages for RS.

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Since Q4 2003, RS has successfully progressed with engineered solutions in all three technology platforms.  The initial focus is on filament winding, followed by pultrusion and then on to the initial research and development in the moulding technology platform.

The company is positioned to market specific engineered solutions in filament winding technology, namely RStandard™ modular utility transmission poles.  Currently, the poles are in all strength classes up to 23 meters in height.  Further engineering, prototype construction and testing is in continuous development for heights beyond 23 meters.  We are also ready to market significant engineered solutions in the pultrusion technology platform, namely infrastructure and industrial applications.

The RS Business –Achievements

To summarize the current activities in RS operations we have presented the information along the technology platforms we operate:

1.

Filament Winding

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We have identified a list of 100 significant transmission utility customers in North America and are focusing our principal market entry effort on them.

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We are in specific discussions, at varying levels of progress, with six companies in Asia and the European Union.

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During Q1, we successfully developed and implemented an aliphatic Version™ resin into our utility pole production system.  This is a major breakthrough in the area of ultraviolet (“UV”) protection.  This provides a better, longer lasting and lower cost solution for our product.

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We independently tested the higher classes of pole strength of our 23-metre pole.

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We are currently producing RStandard™ modular high-weight class utility poles in our Edmonton plant (with existing equipment) for lengths up to 23 metres.

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The commissioning of our Calgary plant and equipment is continuing.  The new equipment deliveries have commenced.

2.  Pultrusion

The main activity in this technology platform continues to be developing of composite material product applications which provide the most benefits from our proprietary Version™ resin.  In this technology platform, we do not produce end products, but work in joint venture or special customer relationships with pultrusion composite material producers.  The end result of our efforts is a Version™ resin sale.

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3.  Moulding

The main activity in this technology platform continues to be the early ongoing research and development efforts necessary to arrive at a Version™ resin solution that changes the existing pot life and viscosity characteristics to permit the manufacture of large shapes, such as marine hulls and large automotive parts.  In this technology platform, we do not produce end products as such, but are planning to work in joint venture or special customer relationships with existing large moulding composite material producers.  The end result of our efforts is a Version™ resin sale.

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We have identified and are in preliminary initial discussions with potential strategic partner(s) to advance this platform’s development.

Selected Financial Information

	Three Months Ended	Three Months Ended
	March 31, 2005	March 31, 2004

Total Revenues	82,951	201,153
Net Loss	(3,869,987)	(2,885,692)
per share (1)	(0.05)	(0.05)

March 31, 2005December 31, 2004
Total assets	16,642,877	9,229,248
Total long-term liabilities	640,671	606,362
Working capital	5,227,365	1,384,417

(1)

Loss per share is calculated using a monthly weighted average of shares outstanding.  The effect of the exercise of outstanding options and warrants would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss pr share.

The above annual information has been prepared in accordance with Canadian generally accepted accounting principles and is reported in Canadian dollars.  Therefore, these measures may not be comparable to similar measures presented by other issuers who use non-GAAP measures.

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RESULTS OF OPERATIONS

Revenues:

	Three Months Ended
	March 31, 2005	March 31, 2004

Total Product Revenue	82,951	201,153

Perecent Change	-58.76%

The company’s market development and sales efforts for the quarter ended March 31, 2005 has been the sale of Version resin and utility poles. Product revenues were in line with management expectations for this period.  In the last quarter of 2004, the company refocused its attention on the opportunities in the utility pole market for transmission poles.  This primary focus has continued throughout the first quarter of 2005.   In the first quarter of 2004 the company sold Version Resin, RSeal coatings and hockey stick shafts and blades.

Quarter ended March 31, 2005

Revenue from product sales was $82,951 for the three months ended March 31, 2005.  Version™ sales accounted for 93% of revenue compared to 72% of sales in for the first quarter 2004.

Other revenues related to interest and rental income for the quarter ended March 31, 2005.  Interest income was $26,645 compared to $ 19,400 (March 31, 2004) and $21,083 (December 31, 2004).  Rental and other income was $59,950 (March 31, 2005); nil (March 31, 2004) and $75,359 for December 31, 2004.  Rental income related to property that was sold in a subsequent period and leased back to the company.  The company recorded a gain on the sale of an asset ($1,600) in the quarter ended March 31, 2004.

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Operating Expenses:

	Three Months Ended
	March 31, 2005	March 31, 2004

Cost of sales	84,476	90,036
Direct & product development	1,634,718	944,688
Marketing & business development	562,734	205,695
General & Administrative	1,540,660	1,712,917
Interest & other charges	4,456	(6,708)
Amortization of property, plant & equipment	202,413	88,163
Amortization of intangibles		73,080
Total Operating Expenses	4,029,457	3,107,871

Percent change	29.65%

Cost of Sales:

Cost of sales ($84,476) has decreased from the first quarter 2004 ($90,036).  This decrease is due, in part, to the fluctuating volumes of production of composite modular utility poles.

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Direct and product development:

The increaase in direct and product development costs is related to reallocation of resources and the research and development costs associated to the production of utility poles in the first three months of 2005.

Marketing and business development:

Marketing and business development expenditures increased from $205,695 (March 31, 2004) to $562,734 (March 31, 2005) due to the increased business focus on market entry and development.

General and administrative:

General and administrative costs are somewhat lower in Q1 2005 compared to Q1 2004 ($1,540,660 and $1,712,917 respectively) primarily due to requirement in 2004 to recognize stock based compensation as an expense.

Amortization:

Amortization expense increased for March 31, 2005 compared to March 31, 2004 by $114,250 due to the increased investment in property, plant and equipment.  Amortization of intangibles is nil in March 31, 2005 because of the impairment charge recognized in the last quarter of 2004.

Liquidity and capital resources:

The Company’s main source of cash flow to date has been through the issuance of securities.  This dependence on issuing securities and the lack of sufficient cash reserves to sustain the Company for a period in excess of twelve months has required management to include a “Going Concern” note in our financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  In February 2005 the company completed a private placement for gross proceeds of $9,999,919.  Management believes that this cash resource, in addition to 2005 operating and planned financing activities, will be sufficient to sustain the company.

The Company intends to secure additional funding through the issuance of shares during fiscal 2005 via private placements and through existing shareholders exercising their warrants.  The February 2005 private placement has 4,347,791 outstanding warrants with exercise prices of $1.65 per share if exercised on or before August 15th, 2005 and $2.00 per share if exercised after August 15th on or before February 14th, 2006.  The exercise of all of the warrants would generate between $7.1 and $8.7 million.

Working capital:

Working capital as at March 31, 2005 is at $5,227,365 and in the opinion of management, the Company in conjunction with expected returns from operations, and the execution of planned financings will have sufficient working capital to continue with its expansion and operational plans.

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Long-Term Debt:

The Company restated the December 31, 2004 financial statements to reflect the funding received from NRC as a liability of $498,263 rather than a reduction in operating expenditures.  The company is obligated to repay these costs commencing on March 1, 2006 and is to be repaid at the rate of 1.9% of gross quarterly revenues and will continue to be repaid until either the Company has fully repaid the amounts contributed by NRC or until December 1, 2010.  For the year ended December 31, 2004 the Company had received a total of $498,263 from the NRC.

At December 31, 2004 the company recognized a deferred lease inducement that will be recognized as income over the life of the relevant lease.  The company also acquired furniture with the proceeds of a capital lease.  The portion of the lease that is repayable in future periods is $82,441.

Capital expenditure program:

The Company expects to have significant capital additions of production equipment and facilities during the next fiscal year.

These capital expenditures will be financed with working capital, cash flow from operations and share financings.

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Contractual obligations:

The Company has entered into commitments related to office leases as well as a capital lease to finance office furniture.  The minimum rent payable for each of the next five years and thereafter is as follows:

	Expected Payment Date
Obligation	2006	2007	2008	2009	2010	Thereafter	Total
Operating Leases	729,316	559,300	487,380	498,894	498,894	1,987,854	4,761,638
Capital Lease	91,528	81,203	24,652	Nil	Nil	Nil	197,383
Equipment Commitments	1,625,000	Nil	Nil	Nil	Nil	Nil	1,625,000

Summary of Results

	3 Months ended March 31, 2005	3 Months ended December 31, 2004	3 Months ended September 30, 2004	3 Months ended June 30, 2004
Revenue	$159,470	$12,761	$38,358	113,414
Net Loss	(3,869,987)	(5,792,669)	(3,392,244)	(2,743,049)
Basic loss per share[1]	(0.05)	(0.07)	(0.06)	(0.05)
	3 Months ended March 31, 2004	4 Months ended December 31, 2003	3 Months ended August , 2003	3 Months ended May 31, 2003
Revenue	$201,153	$453,156	$96,789	$70,275
Net Loss	(2,885,692)	(3,136,457)	(1,771,271)	(1,197,627)
Basic loss per share[1]	(0.05)	(0.07)	(0.04)	(0.04)

(1)

Loss per share is calculated using a monthly weighted average of shares outstanding.  The effect of the exercise of outstanding options and warrants would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss pr share.

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Risks Related to Our Financial Condition:

We have a history of losses, and we cannot provide assurance that we will operate profitably in the future.

We are in the commercialization stage of our resin and end-product business and therefore are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding.  We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research.  Our business must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites.  We have not earned profits to date and cannot provide assurance that we will achieve, or be able to sustain, profitability in the future.  Our success will ultimately depend on our ability to generate revenues from our product sales, such that our business development and marketing activities may be financed by revenues from operations instead of outside financing

We depend upon our senior management.  Any loss of the services of our senior management could negatively affect our business.

Our success depends, to a significant extent, on the performance of a number of our senior management personnel and other key employees.  In particular, we depend upon the services of Greg Pendura and Paul Giannelia.    To the extent that the services of any of our key personnel become unavailable, we will be required to retain other qualified persons.  We may not be able to find a suitable replacement for any such person.

We will likely require additional financing.

In February 2005, we completed a private placement of Common Shares and warrants to purchase Common Shares, for aggregate gross proceeds of approximately $10 million, which we expect will be sufficient to finance our budgeted operating costs, development, marketing and anticipated discretionary expenditures for the immediate future.  However, in order to accelerate our growth objectives, we will likely need to raise additional funds from lenders and equity markets in the future.  Our ability to arrange such financing in the future will depend on our business performance as well as the prevailing capital market conditions.  If we are unable to raise additional funds when needed, our business will be adversely affected.  In addition, if we issue Common Shares in order to obtain additional financing, control of our company could change and shareholders will suffer additional dilution.

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Resin Systems Inc.

We depend on third party supply and transportation systems, and any disruptions could impair our ability to compete in the marketplace.

The chemical industry is sensitive to raw material, manufacturing and shipping costs.  Many input chemicals used to manufacture thermosetting resins are commodities with pricing directly dependent on supply, demand and the cost of underlying raw materials, in particular oil and gas, as well as agricultural by-products. Although we could obtain raw materials from many other suppliers in the marketplace, such suppliers may be unwilling to sell us raw materials upon acceptable terms and conditions.

Third parties may infringe upon or misappropriate our intellectual property, which could impair our ability to compete effectively and negatively affect our profitability.

Our success depends upon the protection of our technology, trade secrets and trademarks.  Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technology and other assets.  To protect our rights to our intellectual property, we rely on a combination of trade secret protection, trademark law, confidentiality agreements and other contractual arrangements.  The protective steps we have taken may be inadequate to deter infringement or misappropriation.

Our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Our commercial success may depend, in part, on our ability to avoid infringing on patents issued to others.  Although we are not aware of any action or threatened action alleging patent infringement or improper use of proprietary information by us, if we have to defend any such claims, we could incur substantial costs, and our management resources could be diverted.

Competition in the markets for our products and technology is intense.  We may not be able to compete effectively in these markets, and we may lose current customers and fail to attract new customers.

We may not be able to compete successfully against current and future competitors, and the competitive pressures we face could harm our business and prospects.  Broadly speaking, our products will be alternatives to traditional thermoset resins, such as polyester and epoxy, and traditional building products, such as wood, steel, concrete and aluminium.  As such, we will compete with these options.  Our direct competition comes substantially from larger companies.  Some of these companies have products that are intended to compete directly with our products.  In addition, companies against whom we do not presently directly compete are planning to become competitors in the future.  This could occur either through the expansion of our products or through product development undertaken by other companies in the area of composites.

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Our lengthy sales and integration cycle could cause delays in revenue growth.

The inability to sell our products to new customers on a timely basis, or delays by our existing and proposed customers in the testing and adoption of our products, could limit revenue and harm our business and prospects.  Our customers will need to evaluate our products.  In addition, our customers may need to adopt a comprehensive sales, marketing and training program in order to effectively integrate our products.  For these and other reasons, the cycle associated with establishing sales for our products, and integrating our products, can be lengthy.

Implementation delays could cause delays in revenue growth.

Most of our customers will be in a testing or preliminary stage of utilizing our products and may encounter delays or other problems in the introduction of our products.  A decision not to do so, or a delay in implementation, could result in a delay or loss of related revenue or could otherwise harm our business and prospects.  We will not be able to predict when a customer that is in a testing or a preliminary use phase will adopt a broader use of our products.

If we are unsuccessful in developing markets, our business will be adversely affected.

The market for our products is relatively new and continues to evolve.  If the market for our products fails to develop and grow, or if our products do not gain broad market acceptance both by processors, such as pultrusion and filament winding, and end users, our business and prospects will be harmed.  The adoption and use of our products will involve changes in the manner in which businesses have traditionally used such products within their processing systems.  It is difficult to predict with any assurance, the present and future size of the potential market for our products.  Our ability to achieve our goals also depends upon rapid market acceptance of future enhancements to our products.

We must develop new products and technology and enhancements to our existing products and technology to remain competitive.  If we fail to do so, we may lose market share to competitors.

The composite industry is susceptible to technological advances and the introduction of new products utilizing new resin formulas and processing technologies.  Further, the composite industry is subject to changing industry standards, market trends and customer preferences, and to competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins.  Our success will depend on our ability to secure technological superiority in our products and maintain such superiority in the face of new resin formulations, the advance of thermoplastics and new processing technologies and products.  While we believe that our products will be competitive, we cannot provide assurance that our products will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render our products less competitive, less marketable, or even obsolete over time.

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We may encounter product deficiencies which could be detrimental to our reputation.

Difficulties in product design, performance and reliability could result in lost revenue, delays in customer acceptance of our products, and/or lawsuits, and would be detrimental, perhaps materially, to our market reputation.  Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products.    If our internal quality assurance testing or customer testing reveals performance issues and/or desirable feature enhancements, we could postpone the development and release of updates or enhancements to our current products, future products or improvements in our products.  We may not be able to successfully complete the development of planned or future products in a timely manner, or to adequately address product defects, which could harm our business and prospects.  In addition, product defects may expose us to liability claims, for which we may not have sufficient liability insurance.  A successful suit against us could harm our business and financial condition.

Government regulation and environmental considerations could delay or prevent product offerings, resulting in decreased revenues.

We are and will continue to be subject to certain legislation and regulations dealing with the environment and the composite industry.  There is no certainty about the extent or direction of future regulation in this area and adverse legislation dealing with the impact of composites on the environment or the transportation of goods could adversely affect the sale of current and future products.

We believe that we are in full compliance with all applicable environmental legislation and regulations.  However, there can be no assurance that our products are free of all VOC's or other harmful products, that our products comply with all existing environmental legislation and regulations, or that our products will be in compliance with all environmental legislation and regulations enacted in the future.

We are not currently subject to other direct regulation by any government agency, other than applicable securities laws, regulations applicable to businesses generally and laws or regulations directly applicable to the composite industry.    We cannot provide assurances that any new legislation or regulation will not be enacted, nor that the application of laws or regulations from jurisdictions whose laws do not currently apply to our business will subsequently become applicable.

If we are unable to manage our growth effectively, our revenues may not increase, our cost of operations may rise and we may remain unprofitable.

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls.  Our ability to manage our growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.  While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, we may experience growth in the number of our employees and the scope of our operating and financial systems, resulting in increased responsibilities for our existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses.

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Exchange rate fluctuations may harm our results of operations.

We do not engage in any hedging or currency trading activities.  Our business activities are conducted in Canadian and U.S. dollars and our assets and liabilities are recorded in Canadian dollars.  Approximately three quarters of our sales revenue are in U.S. dollars and the majority of our costs of sales and administrative costs are in Canadian dollars.  We have no U.S. dollar denominated assets.    The Canadian dollar has appreciated significantly against the U.S. dollar in the past year.

Expansion into the United States and other markets outside of Canada could strain our financial position.

We will invest significant financial and managerial resources to expand our sales and marketing operations into the United States and, possibly, other foreign countries. Should we find it necessary to do so, the cost of opening new offices in the United States and abroad and hiring new personnel for such offices could significantly decrease our profitability, if such new offices do not generate sufficient additional revenue.

Some of our directors are engaged in other activities which may pose potential conflicts of interest.

Certain of our directors and officers are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest.  These conflicts of interest could result in some of our directors or officers competing against us.

Note regarding forward-looking statements

Certain information regarding Resin Systems Inc. set forth in this document, including management’s assessment of the Company’s plans and future operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties.  These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, environmental risks, the lack of availability of qualified personnel or management, stock market volatility and ability to access capital from internal and external sources.  The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive there from.  The Company undertakes no responsibility to update the information provided herein.

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